Exhibit 99.32

Condensed interim consolidated financial statements
(Unaudited)

CannTrust Holdings Inc.

For the three and nine months ended September 30, 2017 and September 30, 2016
(Expressed in Canadian dollars)

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Financial Position

(in Canadian dollars)

	September 30, 2017	December 31, 2016
	(unaudited)	(audited)
Assets

Current
Cash	$7,701,838	$4,895,145
Short term investments (Note 6)	200,000	-
Harmonized sales tax recoverable	1,225,442	96,992
Inventory (Note 7)	8,568,934	3,674,635
Biological asset (Note 7)	3,436,757	2,320,093
Accounts receivable	163,484	140,015
Prepaids	1,959,100	497,975
Total current assets	23,255,555	11,624,855

Investment (Note 15)	92,782	19,313
Restricted cash (Note 6)	100,000	25,000
Property and equipment (Note 8)	28,015,767	5,209,440
Total Assets	51,464,104	16,878,608

Liabilities

Current
Accounts payable and accrued liabilities	5,602,657	2,570,965
Current portion of promissory note (Note 5)	200,000	-
Convertible debt due on demand (Note 9)	-	1,000,000
Total current liabilities	5,802,657	3,570,965

Promissory note (Note 5)	800,000	-
Convertible debt (Note 9)	-	1,463,947
Derivative liability (Note 9)	-	1,375,447
Total Liabilities	6,602,657	6,410,359

Shareholders' Equity
Share capital (Note 10)	86,274,857	53,916,169
Share-based payment reserve (Note 11)	1,460,592	-
Warrants reserve (Note 12)	2,969,047	3,027,398
Deficit	(45,843,049)	(46,475,318)
Total Shareholders' Equity	44,861,447	10,468,249
Total Liabilities and Shareholders' Equity	$51,464,104	$16,878,608

Nature of Operations (Note 1)

Basis of Presentation (Note 2)

Commitments (Note 13)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

(signed) “Eric Paul”	Director	(signed) “Mark Litwin”	Director

2

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)

For the Three and Nine Months Ended September 30, 2017 and September 30, 2016

(in Canadian dollars) (unaudited)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016

Revenue	$6,140,224	$786,915	$13,714,847	$2,286,095

Cost of goods sold	1,612,575	508,359	4,338,449	1,896,223
Amortization expensed to cost of sales (Note 8)	269,421	213,536	584,167	440,607
Gross profit (loss), before the unrealized gain on changes in fair value of biological assets	4,258,228	65,020	8,792,231	(50,735)
Fair value changes in biological assets included in inventory sold	5,127,695	1,604,242	9,839,711	2,855,593
Unrealized gain on changes in fair value of biological assets (Note 7)	(6,226,273)	(857,524)	(13,991,974)	(2,751,153)
Gross profit (loss)	5,356,806	(681,698)	12,944,494	(155,175)

Expenses
Amortization (Note 8)	464,045	359,974	977,723	636,092
General and administrative	469,225	185,971	1,055,283	486,131
Loss on disposal of property and equipment (Note 8)	-	-	-	32,816
Loss on Equity Accounted Investment (Note 15)	26,926	8,278	101,652	17,558
Management fees (Note 14)	63,548	152,500	298,548	437,500
Marketing and promotion	130,391	85,581	353,638	255,813
Professional fees	410,453	105,525	830,740	273,180
Rent and facilities	85,356	34,793	226,898	104,401
Salaries and benefits	929,073	490,800	2,376,996	1,269,334
Selling and shipping costs	1,186,089	120,143	2,424,629	401,316
Share based compensation (Note 11)	908,223	27,000	1,460,592	72,000
Expenses before Financing Activities and Transaction Costs	4,673,329	1,570,565	10,106,699	3,986,141
Income (Loss) from Operations before
Financing Activities and Transaction Costs	683,477	(2,252,263)	2,837,795	(4,141,316)

Interest expense	(62,332)	(107,824)	(220,574)	(318,873)
Accretion expense	(54,022)	(73,469)	(233,716)	(192,331)
Distributions on preference shares	-	(426,993)	-	(1,209,353)
Transaction costs (Note 5)	-	(360,000)	(204,282)	(366,386)
Other income	78,382	-	78,382	-
Gain (Loss) on revaluation of derivative liability (Note 9)	9,804	164,246	(1,625,336)	868,414
Net Income (Loss) and Comprehensive Income (Loss)	655,309	(3,056,303)	632,269	(5,359,845)

Net Income (Loss) and Comprehensive Income (Loss) Attributable to:
Equity shareholders of the Company	655,309	(2,828,117)	632,269	(4,685,102)
Non-controlling interest	-	(228,186)	-	(674,743)
	655,309	(3,056,303)	632,269	(5,359,845)

Weighted average number of common shares - basic	78,701,498	29,858,233	72,997,008	29,722,213
Weighted average number of common shares - diluted	81,155,187	29,858,233	75,450,697	29,722,213
Earnings (loss) per share - basic and diluted (Note 10)	$0.01	$(0.10)	$0.01	$(0.18)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

3

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Nine Months Ended September 30, 2017 and September 30, 2016

(in Canadian dollars) (unaudited)

	Share Capital
	Number of	Amount - Common	Share-based payment			Equity before Non-	Non-Controlling
	common shares	shares	reserve	Warrants	Deficit	Controlling Interest	Interest	Total
Balance, December 31, 2015	29,595,848	$6,684,903	$-	$1,949,501	$(18,041,464)	$(9,407,060)	$(405,580)	$(9,812,640)
February 2016 Pre-emptive Rights Issuance (Note 10)	35,646	32,081	-	-	-	32,081	-	32,081
February 2016 warrants issued with convertible debt	-	-	-	15,922	-	15,922	-	15,922
February 2016 Share issuance to Employees (Note 10)	50,000	45,000	-	-	-	45,000	-	45,000
August 2016 Share issuance as partial consideration for Bridge Financing (Note 10)	200,000	180,000	-	-	-	180,000	-	180,000
September 2016 Share issuance as partial consideration for Bridge Financing (Note 10)	200,000	180,000	-	-	-	180,000	-	180,000
September 2016 Share issuance to Employee (Note 10)	30,000	27,000	-	-	-	27,000	-	27,000
Net loss and comprehensive loss	-	-	-	-	(4,685,102)	(4,685,102)	(674,743)	(5,359,845)
Balance, September 30, 2016	30,111,494	$7,148,984	$-	$1,965,423	$(22,726,566)	$(13,612,159)	$(1,080,323)	$(14,692,482)
Balance, December 31, 2016	67,995,920	$53,916,169	$-	$3,027,398	$(46,475,318)	$10,468,249	$-	$10,468,249
February 2017 Private Placement (Note 10 and 12)	510,000	1,020,000	-	25,168,200	-	26,188,200	-	26,188,200
February 2017 Warrants issued as partial consideration for Private Placement (Note 12)	-	-	-	499,169	-	499,169	-	499,169
March 2017 Share issuance on exercise of convertible debt (Note 9 and 10)	644,264	877,497	-	-	-	877,497	-	877,497
March 2017 Exercise of warrants (Note 10 and 12)	1,000,000	1,845,919	-	(545,919)	-	1,300,000	-	1,300,000
March 2017 Share issuance on exercise of convertible debt due on demand (Note 9 and 10)	1,068,161	1,068,161	-	-	-	1,068,161	-	1,068,161
March 2017 Share issuance as partial consideration for Warrant Financing (Note 10 and 12)	75,000	150,000	-	-	-	150,000	-	150,000
Warrant issuance costs (Note 12)	-	-	-	(2,068,245)		(2,068,245)	-	(2,068,245)
April 2017 Share issuance in lieu of services (Note 10)	100,000	200,000	-	-	-	200,000	-	200,000
August 2017 Share issuance on automatic conversion of convertible debt (Note 9 and 10)	2,885,354	4,062,606	-	-	-	4,062,606	-	4,062,606
August 2017 Share issuance on automatic conversion of Special Warrants (Note 10 and 12)	12,584,100	23,099,955	-	(23,099,955)	-	-	-	-
September 2017 Exercise of warrants (Note 10 and 12)	4,963	9,716	-	(4,257)	-	5,459	-	5,459
September 2017 Exercise of broker warrants (Note 10 and 12)	8,745	24,834	-	(7,344)	-	17,490	-	17,490
Share-based compensation (Note 11)	-	-	1,460,592	-	-	1,460,592	-	1,460,592
Net income and comprehensive income	-	-	-	-	632,269	632,269	-	632,269
Balance, September 30, 2017	86,876,507	$86,274,857	$1,460,592	$2,969,047	$(45,843,049)	$44,861,447	$-	$44,861,447

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

4

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2017 and September 30, 2016

(in Canadian dollars) (unaudited)

	Nine months ended
	September 30, 2017	September 30, 2016
Operating Activities
Net income (loss)	$632,269	$(5,359,845)
Items not effecting cash
Amortization (Note 8)	1,561,890	1,076,699
Accretion expense	233,716	192,331
Biological asset expensed to cost of sales	9,839,711	2,855,593
Unrealized gain on changes in fair value of biological assets	(13,991,974)	(2,751,153)
Loss on disposal of property and equipment	-	32,816
Loss on Equity Accounted Investment	101,652	17,558
Loss (gain) on revaluation of derivative liability	1,625,336	(868,414)
Non-cash transaction costs for convertible debt	-	6,513
Interest expense	220,574	318,873
Expenses settled with inventory	112,280	-
Expenses settled with issuance of common shares	135,000	360,000
Share-based compensation	1,460,592	72,000
	1,931,046	(4,047,029)
Changes in non-cash working capital
Harmonized sales tax recoverable	(1,128,450)	20,805
Inventory and biological assets	(1,741,052)	120,335
Accounts receivable	(31,906)	51,234
Prepaids	(1,461,125)	(194,217)
Accounts payable and accrued liabilities	1,005,451	728,059
Distribution payable on preference shares	-	1,209,353
Cash flows used in operating activities	(1,426,036)	(2,111,460)

Investing Activities
Purchase of property and equipment (Note 8)	(14,487,395)	(1,011,895)
Disposal of property and equipment (Note 8)	136,235	-
Acquisition of Greenhouse (Note 5)	(6,500,000)	-
Interest received	8,437	-
Advances to/investment in Joint Venture (Note 15)	(175,121)	(52,139)
Issuance of short term investments (Note 6)	(900,000)	-
Redemption of short term investments (Note 6)	700,000	-
Cash flows used in investing activities	(21,217,844)	(1,064,034)

Financing Activities
Proceeds from private placement, net of share issue costs	24,769,124	32,081
Proceeds from issuance of convertible debt, net of transaction costs	-	1,040,918
Exercise of warrants	1,322,949	-
Interest paid	(566,500)	-
Restricted cash held as collateral on credit card financing	(75,000)	-
Cash flows provided by financing activities	25,450,573	1,072,999
Net increase (decrease) in cash	2,806,693	(2,102,495)
Cash, at beginning of period	4,895,145	2,691,154
Cash, at end of period	$7,701,838	$588,659

See notes 5, 9, 10 and 12 for non-cash financing.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

5

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Nine Months Ended September 30, 2017 and September 30, 2016

(in Canadian dollars) (unaudited)

1.	NATURE OF OPERATIONS

Nature of Operations

CannTrust Holdings Inc. ("CannTrust" or the "Company") is a Canadian company incorporated in Ontario on March 16, 2015. The Company is the parent company of CannTrust Inc., a Canadian Company incorporated in Ontario on August 16, 2013 and Elmcliffe Investments Inc., a Canadian Company incorporated on October 31, 2013. The Company’s common shares were listed on the Canadian Securities Exchange (“CSE”) on August 21, 2017, under the trading symbol “TRST”.

The Company is a licensed producer and distributor of medical cannabis in Canada pursuant to the provisions of the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) and the Controlled Drugs and Substances Act and its Regulations. The Company began production of medicinal cannabis at its hydroponic facility located in Vaughan, Ontario in Canada and received its license from Health Canada to sell on February 9, 2015. The Company commenced sale of medicinal cannabis under the MMPR in February 2015.

The registered head office of the Company is in 3280 Langstaff Road, Building 1, Unit 1, Vaughan, Ontario, L4K 5B6.

2.	BASIS OF PRESENTATION

Basis of Preparation

The condensed interim consolidated financial statements have been prepared on the going concern basis, under the historical cost convention, except for certain financial assets and liabilities which are presented at fair value.

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in compliance with International Financial Reporting Standard 34 Interim Financial Reporting (“IAS 34”). The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and therefore should be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2016, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) . These condensed interim consolidated financial statements were approved by the Board of Directors and authorized for issue by the Board of Directors on November 22, 2017.

3.	SUMMARY OF NEW SIGNIFICANT ACCOUNTING POLICIES

a.	Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at the acquisition date fair value and the amount of any non-controlling interest (NCI) in the acquiree. The Company elects on a transaction-by-transaction basis whether to measure NCI at its fair value, or at its proportionate share of the acquiree’s identifiable net assets, at the acquisition date.

6

CannTrust Holdings Inc.
Notes to the Condensed Interim Consolidated Statements
For the Nine Months Ended September 30, 2017 and September 30, 2016
(in Canadian dollars) (unaudited)

3.	SUMMARY OF NEW SIGNIFICANT ACCOUNTING POLICIES (continued)

a.	Business Combinations (continued)

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for NCI over the fair value of the identifiable net assets acquired and liabilities assumed. If the fair value of the identifiable net assets acquired is in excess of the aggregate consideration transferred, the Company reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in statement of profit or loss and other comprehensive income.

During the measurement period, not to exceed one year beyond the acquisition date, fair values of the net assets acquired are estimated on a provisional basis and are subject to change. Acquisition-related costs are expensed as incurred and included in transaction costs.

b.	Goodwill and Indefinite Life Assets

Goodwill is initially recognized at cost, being the excess of the purchase price of acquired business over the estimated fair value of the tangible and intangible assets acquired and liabilities assumed at the date acquired, and is allocated to the cash generating unit (“CGU”) expected to benefit from the acquisition. A CGU is the smallest group of assets for which there are separately identifiable cash flows.

Subsequently, goodwill and indefinite life assets are not amortized but are assessed annually for impairment and more frequently whenever events or circumstances indicate that their carrying value may not be fully recoverable. The impairment test requires comparing the carrying values of the Company’s CGU, including goodwill, to their recoverable amounts. The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre- tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The Company determines the value in use using estimated future cash flows discounted at an after- tax rate that reflects the risk adjusted weighted-average cost of capital. Any excess of the carrying value amount of a CGU over the recoverable amount is expensed in the period the impairment is identified.

An impairment loss recorded for goodwill is not reversed in a subsequent period. Upon disposal of a business, any related goodwill is included in the determination of gain or loss on disposal.

7

CannTrust Holdings Inc.
Notes to the Condensed Interim Consolidated Statements
For the Nine Months Ended September 30, 2017 and September 30, 2016
(in Canadian dollars) (unaudited)

3.	SUMMARY OF NEW SIGNIFICANT ACCOUNTING POLICIES (continued)

c.	New Accounting Standards Adopted in the Period

•	IAS 7 ‘Disclosures’, required entities to provide disclosures in their financial statements about changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

•	IAS 12 ‘Income taxes – Deferred Tax’ clarifies the recognition of deferred tax assets for unrealized losses. It was amended to specify (i) the requirement for recognizing deferred tax assets or unrealized losses; (ii) deferred tax where an asset is measured at a fair value below the asset’s tax base; and (iii) certain other aspects of accounting for deferred tax assets. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

d.	New Accounting Standards to be Adopted in the Future

At the date of authorization of these condensed interim consolidated financial statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods and which the Company has not early adopted. However, the Company is currently assessing what impact the application of these standards or amendments will have on the consolidated financial statements of the Company.

•	IFRS 2 ‘Share-based Payment’ was issued by the IASB in June 2016. These amendments provide clarification on how to account for certain types of share-based transaction. The amendments are effective for the annual period beginning on or after January 1, 2018. The Company is currently assessing the potential impact of IFRS 2 and anticipates no material adjustments on adoption of this standard.

•	IFRS 9 ‘Financial Instruments: Classification and Measurement’, introduces new requirements for the classification and measurement of financial instruments, a single forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently assessing the potential impacts of IFRS 9 and anticipates no material adjustments on adoption of this standard.

•	IFRS 15 ‘Revenue from Contracts with Customers’ was issued by the IASB in June 2014. The objective of IFRS 15 is to provide a single, comprehensive revenue recognition model for all contracts with customers. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. It also contains new disclosure requirements. IFRS 15 will be effective for the Company on January 1, 2018, with early adoption permitted. The Company is currently assessing the potential impacts of IFRS 15 and anticipates no material adjustments on adoption of this standard.

•	IFRS 16 ‘Leases’ was issued by the IASB in January 2016 and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Company has not yet considered the potential impact of adopting IFRS 16.

8

CannTrust Holdings Inc.
Notes to the Condensed Interim Consolidated Statements
For the Nine Months Ended September 30, 2017 and September 30, 2016
(in Canadian dollars) (unaudited)

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these condensed interim consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates. The impacts of such estimates are pervasive throughout the condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant judgments include the following:

(i)	Assessing whether material uncertainties exist which would cause doubt about the Company’s ability to continue as a going concern.

(ii)	Assessing whether a joint arrangement is a joint operation or a joint venture. Refer to Note 15.

(iii)	Assessing whether acquisitions are asset acquisitions or business combinations. Refer to Note 5.

(iv)	The valuation and recoverability of deferred taxes. The Company has determined that the realization of certain income tax losses carried forward are not yet probable and has not recorded a deferred income tax asset relating to those losses. Refer to Note 16.

(v)	Classification/presentation of convertible debentures.

(vi)	Classification of preference shares and redeemable shares.

(vii)	Classification of special warrants. Refer to Note 12.

Significant estimates include the following:

(i)	Provisional valuation of net assets acquired in acquisition. Refer to Note 5.

(ii)	The valuation of inventory at the lower of cost and net realizable value. Refer to Note 7.

(iii)	The valuation of biological assets, including estimating the stage of growth up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields per plant. Refer to Note 7.

(iv)	The estimated useful lives and residual values of Property and Equipment and related amortization included in profit and loss, as well as impairment on property and equipment. Refer to Note 8.

(v)	Valuation of shares issued in exchange for goods and services. Refer to Note 10.

(vi)	Valuation of warrants and conversion option. Refer to Note 9 and 12.

(vii)	Valuation of special warrants. Refer to Note 12.

(viii)	Valuation of options. Refer to Note 11.

9

CannTrust Holdings Inc.
Notes to the Condensed Interim Consolidated Statements
For the Nine Months Ended September 30, 2017 and September 30, 2016
(in Canadian dollars) (unaudited)

5.	ACQUISITION

On January 13, 2017, the Company, through its wholly owned subsidiary Elmcliffe Investments Inc. executed a Purchase and Sale Agreement to acquire various Greenhouse assets located in the regional municipality of Niagara, Ontario. The aggregate purchase price for the Greenhouse assets was $7,500,000. On execution of the Purchase and Sale Agreement, the business and all related intangible assets and intellectual property was assigned to a related party. Upon closing of the transaction, the existing operations ceased and the Company began a site conversion project in order to convert the facility into a Health Canada Approved Marijuana growth facility. With this purchase, the Company expects to enhance its ability to serve the medicinal Marijuana market in Canada.

The Company has preliminarily allocated the purchase price as follows:

Assets	Allocation
Goodwill	$1
Land	475,000
Residential Buildings	658,000
Greenhouses and Equipment	4,140,000
Plant and Equipment	2,112,999
Vehicles	114,000
Provisional total of assets at fair value	$7,500,000

Consideration of the acquisition is comprised of:

Cash consideration	$6,500,000
Promissory note (a)	1,000,000
Total	$7,500,000

a.	As part of the consideration for the acquisition, a promissory note was issued in the amount of $1,000,000 payable over 5 years in 5 consecutive annual payments of $200,000.

The following table reflects a continuity of the Company’s promissory note:

Promissory Note
September 30, 2017
Carrying amount, December 31, 2016	$-
Issuance of promissory note	1,000,000
Carrying amount	$1,000,000

Costs incurred related to the acquisition totaled $204,282 which are included in transaction costs expense. No receivables, payables or inventory were acquired through the acquisition. Revenue was not impacted for the three and nine months ended September 30, 2017. Subsequent to the acquisition, there were $623,811 of expenses relating to the acquisition of the Greenhouse impacting net income for the nine months ended September 30, 2017, which related to amortization of the acquired assets.

The fair values disclosed are provisional as at September 30, 2017 because the purchase occurred on January 13, 2017, and due to the complexity of the transaction, in identifying and valuing intangible assets, further work will be required to confirm the final fair values. The finalization of the valuation work required to determine the fair values of the assets and liabilities acquired will be completed, at the latest, within 12 months of the purchase date.

10

CannTrust Holdings Inc.
Notes to the Condensed Interim Consolidated Statements
For the Nine Months Ended September 30, 2017 and September 30, 2016
(in Canadian dollars) (unaudited)

6.	RESTRICTED CASH AND SHORT-TERM INVESTMENTS

	September 30,	December 31,
	2017	2016
Short-term investment - GIC (i)	$200,000	$-
Restricted cash - GIC held as collateral (ii)	100,000	25,000
Total restricted cash and short-term investments	$300,000	$25,000

(i)	The GIC, redeemable without penalty on the 15th of each month, was issued on January 4, 2017 and matures on January 4, 2020. The investment is a three-year GIC held with a large Canadian financial institution at a fixed interest rate of 0.75% in year 1, 0.8% in year 2 and 0.85% in year 3.

(ii)	$100,000 GIC is held by the bank as collateral against credit cards issued to management of the Company at an interest rate of 1.53%. The credit cards have a combined credit limit of $100,000.

The Company has a letter of credit with a large Canadian financial institution, for up to $200,000. The letter of credit has a one-year expiry from the date of issue, and an automatic annual extension with 30 days’ notice. The letter of credit is required as a covenant to the building lease agreement in the event of a default in lease payments. No funds have been drawn from the credit facility as at December 31, 2016 or September 30, 2017.

7.	INVENTORY AND BIOLOGICAL ASSETS

The Company’s biological assets consist of seeds and medical cannabis plants. The Company’s biological assets are comprised of:

	September 30,	December 31,
	2017	2016
Carrying amount, January 1	$2,320,093	$137,791
Seeds used	-	(1,611)
Changes in fair value less costs to sell	13,991,974	6,966,314
Transferred to inventory upon harvest	(12,875,310)	(4,782,400)
Carrying amount, September 30, 2017 and December 31, 2016	$3,436,757	$2,320,093

As at September 30, 2017, included in the carrying amount of biological assets is $26,295 of seeds (December 31, 2016 - $26,295) and $3,410,462 of live plants (December 31, 2016 - $2,293,798).

Biological assets are classified as level 3 in the fair value hierarchy. There have been no transfers between levels. The significant assumptions used in determining the fair value of medical cannabis plants are as follows:

•	wastage of plants based on their various stages;
•	yield by plant;
•	price per gram of yield;
•	percentage of costs incurred to date compared to the costs to be incurred are used to estimate fair value of an in-process plant; and
•	percentage of costs incurred for each stage of plant growth was estimated.

11

CannTrust Holdings Inc.
Notes to the Condensed Interim Consolidated Statements
For the Nine Months Ended September 30, 2017 and September 30, 2016
(in Canadian dollars) (unaudited)

7.	INVENTORY AND BIOLOGICAL ASSETS (continued)

All of the plants are to be harvested as agricultural produce (i.e. medical cannabis) and all of the plants, on average, were 40% from harvest as at September 30, 2017 (December 31, 2016 – 33%).

The Company estimates the harvest yields for the plants at various stages of growth. As at September 30, 2017, it is expected that the Company’s biological assets will yield approximately 537,000 grams (December 31, 2016 - 450,000 grams) of biological produce, with selling prices ranging from $4.50 to $11.00 per gram, before any discounts. The Company’s estimates are, by nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the gain or loss on biological assets. The Company performed a sensitivity analysis on the fair value of biological assets and noted that a 10% decrease in selling prices would result in a $399,325 (December 31, 2016 - $331,915) decrease in the fair value of the biological assets.

Inventories on hand consist of harvested finished goods, harvested cannabis in process, extracts, accessories and packaging and supplies and are valued at the lower of cost and net realizable value. As at September 30, 2017, the Company held 741,300 grams of dry cannabis (December 31, 2016 – 321,517) and 631,142 grams of extracts (December 31, 2016 – 226,744).

Inventory is comprised of the following items:

	September 30,	December 31,
	2017	2016
Accessories	$63,598	$17,002
Finished goods	2,546,621	956,227
Work-in-process	5,793,360	2,628,509
Packaging and supplies	165,355	72,897
Total inventory	$8,568,934	$3,674,635

As at September 30, 2017, included in the carrying amount of finished goods is $1,225,347 of dry cannabis (December 31, 2016 - $700,543) and $1,321,274 of extracts (December 31, 2016 - $255,684). As at September 30, 2017, included in the carrying amount of work-in -process is $3,200,557 of dry cannabis (December 31, 2016 - $1,503,700) and $2,592,803 of extracts (December 31, 2016 - $1,124,809).

12

CannTrust Holdings Inc.
Notes to the Condensed Interim Consolidated Statements
For the Nine Months Ended September 30, 2017 and September 30, 2016
(in Canadian dollars) (unaudited)

8.	PROPERTY AND EQUIPMENT

		Buildings and	Leasehold
	Land	Greenhouses	Improvements	Equipment	Other	Total
Balance at December 31, 2016	$-	$-	$2,796,356	$4,815,487	$650,109	$8,261,952
Additions	-	13,329,029	188,434	3,480,846	236,071	17,234,380
Acquisition of Greenhouse	475,000	4,798,000	-	2,227,000	-	7,500,000
Disposal of Assets	-	-	-	(136,235)	-	(136,235)
Balance at September 30, 2017	$475,000	$18,127,029	$2,984,790	$10,387,098	$886,180	$32,860,097

Accumulated Amortization
Balance at December 31, 2016	$-	$-	$(612,442)	$(1,968,502)	$(471,569)	$(3,052,512)
Amortization	-	(268,299)	(216,209)	(1,182,249)	(125,061)	(1,791,818)
Balance at September 30, 2017	$-	$(268,299)	$(828,651)	$(3,150,751)	$(596,630)	$(4,844,330)

Carrying Amounts
Balance at December 31, 2016	$-	$-	$2,183,915	$2,846,984	$178,540	$5,209,440
Balance at September 30, 2017	$475,000	$17,858,730	$2,156,140	$7,236,346	$289,550	$28,015,767

As at September 30, 2017, $229,928 (December 31, 2016 - $237,060) of amortization was capitalized to inventory.

9.	CONVERTIBLE DEBT

The following table reflects a continuity of the Company’s convertible debt:

	September 30, 2017	December 31, 2016
Carrying amount, January 1	$1,463,947	$1,175,908
Exercise of convertible debt (i)	(256,256)	-
Automatic conversion of convertible debt (iv)	(1,441,407)	-
Issuance of convertible debt	-	11,626
Accretion	233,716	276,413
Carrying amount	$-	$1,463,947

In connection with the Company’s listing on the Canadian Securities Exchange, all convertible debt was converted into common shares on August 17, 2017.

The following table reflects a continuity of the Company’s derivative liability:

	September 30, 2017	December 31, 2016
Carrying amount, January 1	$1,375,447	$1,601,345
Exercise of derivative liability (i)	(512,551)	-
Automatic conversion of derivative liability (iv)	(2,488,232)	-
Issuance of derivative liability	-	19,759
Loss (Gain) on revaluation of derivative liability	1,625,336	(245,657)
Carrying amount	$-	$1,375,447

13

CannTrust Holdings Inc.
Notes to the Condensed Interim Consolidated Statements
For the Nine Months Ended September 30, 2017 and September 30, 2016
(in Canadian dollars) (unaudited)

9.	CONVERTIBLE DEBT (continued)

The following table reflects a continuity of the Company’s convertible debt due on demand:

	September 30, 2017	December 31, 2016
Carrying amount, January 1	$1,000,000	$-
Exercise of convertible debt due on demand (ii and iii)	(1,000,000)	-
Issuance of convertible debt due on demand (ii and iii)	-	1,000,000
Carrying amount	$-	$1,000,000

(i)	On March 6, 2017, $600,000 of convertible debt and $108,690 in accrued interest were converted into common shares at $1.10 per share resulting in the issuance of 644,264 common shares. The carrying value of the associated convertible debt was $256,256. The derivative liability on the convertible debt was valued at $226,665 at December 31, 2016 and was valued at $512,551 at March 6, 2017, prior to conversion.

(ii)	On March 15, 2017, the $500,000 convertible debt due on demand and $35,978 in accrued interest due to a related party were converted into common shares at $1 per share resulting in the issuance of 535,978 common shares with a carrying value of $535,978.

(iii)	On March 15, 2017, the $500,000 convertible debt due on demand and $32,183 in accrued interest due to a related party were converted into common shares at $1 per share resulting in the issuance of 532,182 common shares with a carrying value of $532,182.

(iv)	On August 17, 2017, $3,040,919 of convertible debt and $132,967 in accrued interest were automatically converted into common shares at $1.10 per share, in connection with the Company listing on the Canadian Securities Exchange, resulting in the issuance of 2,885,354 common shares. The carrying value of the associated convertible debt was $1,441,407. The derivative liability on the convertible debt was valued at $1,148,782 at December 31, 2016 and was valued at $2,488,232, prior to the automatic conversion.

14

CannTrust Holdings Inc.
Notes to the Condensed Interim Consolidated Statements
For the Nine Months Ended September 30, 2017 and September 30, 2016
(in Canadian dollars) (unaudited)

10.	SHARE CAPITAL

The authorized capital stock of the Company consists of an unlimited number of common shares and unlimited number of Class A preference shares.

	Common Shares
	Number of Shares	Amount
December 31, 2015	29,595,848	$6,684,903
February 2016 Pre-emptive Rights Issuance (i)	35,646	32,081
February 2016 Share issuance to Employees (ii)	50,000	45,000
August 2016 Share issuance as partial consideration for Bridge Financing (iii)	200,000	180,000
September 2016 Share issuance as partial consideration for Bridge Financing (iv)	200,000	180,000
September 2016 Share issuance to Employee (v)	30,000	27,000
September 30, 2016	30,111,494	$7,148,984

December 31, 2016	67,995,920	$53,916,169
February 2017 Private Placement (vi)	510,000	1,020,000
March 2017 Share issuance on exercise of convertible debt (vii)	644,264	877,497
March 2017 Exercise of warrants (viii)	1,000,000	1,845,919
March 2017 Share issuance on exercise of convertible debt due on demand (ix)	1,068,161	1,068,161
March 2017 Share issuance as partial consideration for Warrant Financing (x)	75,000	150,000
April 2017 Share issuance in lieu of services (xi)	100,000	200,000
August 2017 Share issuance on automatic conversion of convertible debt (xii)	2,885,354	4,062,606
August 2017 Share issuance on automatic conversion of Special Warrants (xiii)	12,584,100	23,099,955
September 2017 Exercise of warrants (xiv)	4,963	9,716
September 2017 Exercise of broker warrants (xv)	8,745	24,834
September 30, 2017	86,876,507	$86,274,857

(i)	As part of their pre-emptive rights under CannTrust Holdings Inc. Shareholders Agreement, on February 28, 2016 shareholders of the Company were issued 35,646 common shares at $0.90 per share for total proceeds of $32,081.

(ii)	On February 29, 2016, 50,000 common shares were issued to employees of the Company. The value of the shares issued was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $0.90 per share.

(iii)	On August 9, 2016 as part of a bridge financing agreement, a $500,000 convertible promissory note was issued to a related party. As partial consideration for the funds advanced, the note holder was issued 200,000 common shares of the Company. The value of the transaction costs could not be estimated reliably, thus the value of the shares issued was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $0.90 per share.

(iv)	On September 1, 2016 as part of a second tranche to the bridge financing agreement, a $500,000 convertible promissory note was issued to a related party. As partial consideration for the funds advanced, the note holder was issued 200,000 common shares of the Company. The value of the transaction costs could not be estimated reliably, thus the value of the shares issued was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $0.90 per share.

(v)	On September 28, 2016, 30,000 common shares were issued to an employee of the Company. The value of the shares issued was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $0.90 per share.

(vi)	On February 17, 2017, the Company issued, on a private placement basis, 510,000 common shares of the Company at a price of $2.00 per share for gross proceeds of $1,020,000. No broker fees were paid in respect of the 510,000 common shares issued.

15

CannTrust Holdings Inc.
Notes to the Condensed Interim Consolidated Statements
For the Nine Months Ended September 30, 2017 and September 30, 2016
(in Canadian dollars) (unaudited)

10.	SHARE CAPITAL (continued)

(vii)	On March 6, 2017, $600,000 of convertible debt and related derivative liability with a total carrying value of $768,807 and $108,690 in accrued interest were converted into common shares at $1.10 per share resulting in the issuance of 644,264 common shares.

(viii)	On March 9, 2017, 2 warrants were exercised to purchase 1,000,000 common shares at $1.30 per share for gross proceeds of $1,300,000. The carrying value of the warrants were $545,919.

(ix)	On March 15, 2017, $1,000,000 of due on demand convertible debt and $68,161 in accrued interest were converted into common shares at $1.00 per share resulting in the issuance of 1,068,161 common shares.

(x)	As consideration for the special warrant subscription (see Note 12(i)), the Company issued 75,000 common shares to the Agent. The value of the shares was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $2.00 per share.

(xi)	On April 28, 2017, 100,000 common shares were issued as consideration for management fees to related parties. The shares were valued at $2.00 per share, as determined by the value of services received and invoices.

(xii)	On August 17, 2017, $3,040,919 of convertible debt and related derivative liability with a total carrying value of $3,929,639 and $132,967 in accrued interest were converted into common shares, in connection with the Company listing on the Canadian Securities Exchange, at $1.10 per share resulting in the issuance of 2,885,354 common shares.

(xiii)	On August 17, 2017, 12,584,100 Special Warrants were automatically converted into 12,584,100 common shares at $2 per share at a carrying value of $23,099,955, in connection with the Company listing on the Canadian Securities Exchange. There were no proceeds from the conversion of Special Warrants to common shares.

(xiv)	On September 19, 2017, 4,963 warrants were exercised to purchase 4,963 common shares at $1.10 per share for gross proceeds $5,459. The carrying value of the warrants was $4,257.

(xv)	On September 26, 2017, 8,745 broker warrants were exercised to purchase 8,745 common shares at $2.00 per share for gross proceeds $17,490. The carrying value of the warrants was $7,344.

16

CannTrust Holdings Inc.
Notes to the Condensed Interim Consolidated Statements
For the Nine Months Ended September 30, 2017 and September 30, 2016
(in Canadian dollars) (unaudited)

10.	SHARE CAPITAL (continued)

Earnings per share have been calculated using the weighted average number of shares outstanding during the year on a total outstanding and fully dilutive basis. The potential conversion of warrants, convertible debt and stock options into common shares, have a dilutive effect on earnings per share. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive. The weighted average number of basic and diluted shares, and their respective earnings per share amounts are presented in the table below:

	Three months ended		Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Numerator - basic and diluted earnings per share:
Net income (loss) and comprensive income (loss)	$655,309	$(3,056,303)	$632,269	$(5,359,845)

Denominator - basic earnings per share:
Weighted average number of shares - basic	78,701,498	29,858,233	72,997,008	29,722,213

Denominator - diluted earnings per share:
Stock Options	1,034,085	-	1,034,085	-
Warrants	1,419,604	-	1,419,604	-
Weighted average number of shares - diluted	81,155,187	29,858,233	75,450,697	29,722,213

Earnings (loss) per share - basic	$0.01	$(0.10)	$0.01	$(0.18)
Earnings (loss) per share - diluted	0.01	(0.10)	0.01	(0.18)

Diluted earnings per share does not assume the exercise of the convertible debt as this would have an anti-dilutive effect on earnings per share.

11.	STOCK OPTION PLAN

The Company has an Employee Stock Option Plan (“ESOP”) that is administered by the Board of Directors of the Company who establish exercise prices, at not less than market price, determined by recent transactions, at the date of grant, and expiry dates, which have been set at 10 years from issuance. Options under the Plan remain exercisable in increments of 1/3 being exercisable on each of the first, second and third anniversaries from the date of grant, except as otherwise approved by the Board of Directors. The maximum number of common shares reserved for issuance for options that may be granted under the Plan is 3,600,000 common shares.

The following is a summary of the changes in the Company’s ESOP options during the period:

		Weighted Average
	Options issued	exercise price
December 31, 2015 and 2016	-	$-
Options granted	2,925,000	2.32
Options forfeited	(72,500)	2.00
September 30, 2017	2,852,500	$2.33

17

CannTrust Holdings Inc.
Notes to the Condensed Interim Consolidated Statements
For the Nine Months Ended September 30, 2017 and September 30, 2016
(in Canadian dollars) (unaudited)

11.	STOCK OPTION PLAN (continued)

The following is a summary of the outstanding stock options as at September 30, 2017.

Options Outstanding			Options Exercisable
	Weighted Average
Number	Remaining Contractual Life	Exercise Price	Number	Exercise Price
Outstanding	(years)	per share	Exercisable	per share
1,842,500	9.4	$2.00	350,000	$2.00
60,000	9.4	2.20	-	2.20
30,000	9.4	2.28	-	2.28
900,000	9.4	3.00	-	3.00
20,000	9.4	3.50	-	3.50
2,852,500	9.4	$2.33	350,000	$2.00

The Company recorded $1,460,592 for the nine months ended September 30, 2017 (September 30, 2016 – Nil) in share-based compensation expense related to options which are measured at fair value at the date of grant and expensed over the option’s vesting period.

In determining the amount of share-based compensation, the Company used the Black-Scholes option pricing model to establish the fair value of options granted during the nine-months ended September 30, 2017 by applying the following assumptions:

Risk-free interest rate	1.7% - 2.1%
Expected life of options (years)	9.4 - 10
Expected annualized volatility	73.1% - 175.7%
Expected dividend yield	Nil
Exercise price (per share)	$2.00 - $3.50

Volatility was estimated by using the historical volatility of other companies that the Company considers comparable that have trading and volatility history. Comparable companies with lower volatilities have been used for options granted after the Company listed on the CSE. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on the zero-coupon Canada government bonds with a remaining term equal to the expected life of the options.

18

CannTrust Holdings Inc.
Notes to the Condensed Interim Consolidated Statements
For the Nine Months Ended September 30, 2017 and September 30, 2016
(in Canadian dollars) (unaudited)

12.	RESERVE FOR WARRANTS

The following table reflects the continuity of warrants for the nine months ended September 30, 2017:

		Number of
		common shares to		Weighted	Weighted
		be issued on		average	average
	Number of	exercise of		exercise	remaining
	Warrants	warrants	Amount	price	life in years
December 31, 2016	1,654,801	3,654,798	$3,027,398	$1.21	2.95
February 2017 Private Placement (i)	12,584,100	12,584,100	23,099,955	2.00	-
February 2017 Warrants issued as partial
consideration for Private Placement (ii)	594,390	594,390	499,169	2.00	1.38
March 2017 Exercise of warrants (iii)	(2)	(1,000,000)	(545,919)	1.30	-
August 2017 Share issuance on automatic
conversion of Special Warrants (i)	(12,584,100)	(12,584,100)	(23,099,955)	2.00	-
September 2017 Exercise of warrants (iv)	(4,963)	(4,963)	(4,257)	1.10	-
September 2017 Exercise of broker warrants (v)	(8,745)	(8,745)	(7,344)	2.00	-
September 30, 2017	2,235,481	3,235,480	$2,969,047	$1.26	2.05

(i)	On February 17, 2017, the Company issued, on a private placement basis, 12,584,100 Special Warrants at a price of $2.00 per Special Warrant for gross proceeds of $25,168,200. Each Special Warrant was exercisable into one common share of the Company at no additional consideration. The warrants were to be automatically exercised two business days following the earlier of 12 months following the initial closing date, and the date the common shares were listed on a recognized stock exchange. The holder had the right to exercise any time prior to the automatic exercise. The Company’s Agent for the Special Warrant Financing was paid an Agent’s Fee of $1,188,780 equal to 6% of the gross proceeds to the Company excluding those special warrants subscribed to by Employees of the Company and other persons participating on a non-brokered basis. The Company also issued 75,000 common shares to the Agent at a value of $150,000 and incurred other issuance costs of $230,296 for total costs of $2,068,245 in connection with these warrants. On August 17, 2017, 12,584,100 Special Warrants with a carrying value of $23,099,955 were automatically converted into 12,584,100 common shares in connection with the Company’s listing on the Canadian Securities Exchange. There were no proceeds from the conversion of Special Warrants to common shares.

(ii)	As additional consideration to the Special Warrants issued on February 17, 2017, the Company’s Agent was issued that number of Broker Warrants which is equal to 6% of the number of Special Warrants sold pursuant to the Special Warrant Offering excluding those Special Warrants subscribed to by Employees of the Company and other persons participating on a non-brokered basis. The 594,390 warrants issued to the Company’s Agent are exercisable by the Agent for a period of 2 years from the closing date, at a price of $2.00 per common share. The warrants were valued at $499,169 at the grant date using an option pricing model with the following assumptions: (i) expected dividend yield of 0%; (ii) average expected volatility of 77%; (iii) average risk-free interest rate of 1.04%; (iv) share price of $2.00; (v) forfeiture rate of 0; and (vi) expected life of two years.

(iii)	On March 9, 2017, 2 warrants were exercised to purchase 1,000,000 common shares at $1.30 per share for gross proceeds of $1,300,000. The carrying value of the warrants were $545,919.

(iv)	On September 19, 2017, 4,963 warrants were exercised to purchase 4,963 common shares at $1.10 per share for gross proceeds $5,459. The carrying value of the warrants was $4,257.

(v)	In September 2017, 8,745 broker warrants were exercised to purchase 8,745 common shares at $2.00 per share for gross proceeds $17,490. The carrying value of the warrants was $7,344.

19

CannTrust Holdings Inc.
Notes to the Condensed Interim Consolidated Statements
For the Nine Months Ended September 30, 2017 and September 30, 2016
(in Canadian dollars) (unaudited)

13.	COMMITMENTS

The Company’s commitments consist of the following:

	Total	2017	2018	2019	2020	2021	Beyond
Lease obligation	$3,109,273	$120,715	$484,549	$503,112	$503,956	$513,237	$983,704
Capital projects	2,267,261	2,267,261	-	-	-	-	-
Service contracts	19,330	5,738	6,982	6,102	509	-	-
Total	$5,395,864	$2,393,714	$491,531	$509,214	$504,464	$513,237	$983,704

14.	RELATED PARTY TRANSACTIONS

Convertible Debt

During the nine-months ended September 30, 2017, a related party converted $1,000,000 of convertible debt due on demand and $68,161 of accrued interest into common shares.

On August 17, 2017, $1,030,000 of convertible debt and $45,038 in accrued interest belonging to related parties was automatically converted into common shares at $1.10 per share, in connection with the Company listing on the Canadian Securities Exchange, resulting in the issuance of 977,307 common shares. The carrying value of the associated convertible debt was $494,117. The derivative liability on the convertible debt was valued at $389,108 at December 31, 2016 and was valued at $842,798, prior to the automatic conversion.

Key Management and Director Compensation

During the nine-month period ended September 30, 2017, the compensation of key management and directors of the Company totaled $881,199 (September 30, 2016 - $307,356), and consisted of salaries and director fees. There were 2,015,000 stock options valued at $4,084,841 issued to key management and directors during the nine-month period ended September 30, 2017 (September 30, 2016 – Nil). Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company.

Other related party transactions

During the nine-month period ended September 30, 2017, the Company incurred $298,548 (2016 - $437,500) of management fees to related parties, of which $26,667 (December 31, 2016 - $266,500) was unpaid and included in accounts payable at September 30, 2017. During the nine-month period ended September 30, 2017, there were 100,000 common shares issued as consideration of management fees valued at $200,000. During the nine-months ended September 30, 2017, the Company incurred $460,932 of legal fees to directors (2016 - $166,069), of which Nil was unpaid and included in accounts payable at September 30, 2017.

15.	JOINT VENTURE

The Company holds a 50% interest in Cannabis Coffee & Tea Pod Company Ltd (the Joint Venture). During the nine-month period ended September 30, 2017, the Joint Venture had a net loss and comprehensive loss after tax of $203,304 (September 30, 2016 - $35,116) of which $101,652 (September 30, 2016 - $17,558) was the Company’s share. The Company’s interest in the Joint Venture was recorded as an equity accounted investment of $92,782 as at September 30, 2017 (December 31, 2016 - $19,313) . Included in the investment balance is the cumulative net loss of $249,094 and net receivables of $341,876 of which $175,121 was advanced during the nine months ended September 30, 2017.

20

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Nine Months Ended September 30, 2017 and September 30, 2016

(in Canadian dollars) (unaudited)

16.	INCOME TAXES

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rate to the income for the period and is reconciled as follows:

	September 30,	September 30,
	2017	2016
Net income (loss) before income taxes	$632,269	$(5,359,845)
Combined federal and provincial statutory income tax rate	26.5%	26.5%
Expected income tax expense (recovery) at statutory rate	$167,551	$(1,420,359)
Non-deductible expenses and other permanent differences	(1,829,462)	(95,561)
Change in deferred tax assets not recognized	1,661,911	1,515,920
Income tax expense	$-	$-

As at September 30, 2017, the Company has not recognized a deferred tax asset in respect of its deductible temporary differences and past losses incurred as it has not been demonstrated that the Company will be able to generate sufficient future profits to utilize this tax asset over a reasonable period of time.

Deferred income tax balance is comprised of the following:

	September 30,	December 31,
	2017	2016
Property and equipment	$558,179	$651,797
Reserves and loss carry-forwards	4,918,227	4,128,965
Biological assets and inventory	(2,635,934)	-
Share issue costs	376,051	97,672
Deferred tax asset not recognized	(3,216,523)	(4,878,434)
Deferred income tax balance	$-	$-

The expiry of the Company’s non-capital losses are as follows:

2023	$239,770
2024	4,416,211
2025	5,134,335
2026	5,790,684
2027	2,978,349
$18,559,349

21

CannTrust Holdings Inc.
Notes to the Condensed Interim Consolidated Statements
For the Nine Months Ended September 30, 2017 and September 30, 2016
(in Canadian dollars) (unaudited)

17.	FINANCIAL INSTRUMENTS

Financial Risk Management Objectives and Policies

The Company manages its exposure to a number of different financial risks arising from its operations as well as its use of financial instruments including market risks (foreign currency exchange rate and interest rate), credit risk and liquidity risk through its risk management strategy. The objective of the strategy is to support the delivery of the Company's financial targets while protecting its future financial security and flexibility.

Financial risks are primarily managed and monitored through operating and financing activities. The financial risks are evaluated regularly with due consideration to changes in the key economic indicators and up-to-date market information.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

Interest Rate Risk

Interest rate risk is the risk that the cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company has no exposure to interest rate risk as all of the Company’s convertible debt was converted into common shares in connection with the Company listing on the Canadian Securities Exchange.

As at September 30, 2017, the Company had $200,000 (December 31, 2016 - Nil) in short -term investments held with a large Canadian financial institution. The GIC was issued on January 4, 2017 and matures on January 4, 2020. The Company redeems amounts as required to fund its ongoing working capital requirements. The GIC is redeemable without penalty on the 15th of each month. There is minimal interest rate risk associated with the instrument.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. As at September 30, 2017, the Company had accounts payable and accrued liabilities and the current portion of promissory note of $5,802,657 (December 31, 2016 - $3,570,965, which included convertible debt due on demand), and cash, short -term investments, HST recoverable and accounts receivable of $9,290,764 (December 31, 2016 - $5,132,152) to meet its current obligations.

The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. During the nine-months ended September 30, 2017, the Company completed a private placement for gross proceeds of $26,188,200.

In addition to the commitments disclosed in Note 13, the Company is obligated to the following contractual maturities of undiscounted cash flows:

	Carrying			Years 4 and
As at September 30, 2017	amount	Year 1	Years 2-3	after
Accounts payable and accrued liabilities	$5,602,657	$5,602,657	$-	$-
Promissory Note	1,000,000	200,000	400,000	400,000
Total	$6,602,657	$5,802,657	$400,000	$400,000

22

CannTrust Holdings Inc.
Notes to the Condensed Interim Consolidated Statements
For the Nine Months Ended September 30, 2017 and September 30, 2016
(in Canadian dollars) (unaudited)

17.	FINANCIAL INSTRUMENTS (continued)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is not exposed to significant credit risk, as the Company’s sales are typically paid at the time of transaction, with an immaterial balance to be collected subsequently.

The carrying amount of cash and cash equivalents, short-term and restricted investments, HST recoverable and accounts receivable represents the maximum exposure to credit risk and at September 30, 2017, this amounted to $9,390,764 (December 31, 2016 - $5,157,152). Since the inception of the Company, no losses have been suffered in relation to cash held by the bank.

18.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to:

•	Maintain a capital structure that allows it to finance its growth strategy with cash flows from its operations;

•	Preserve its ability to meet its financial obligations by funding the capital needs via private and public sources; and

•	Optimize the use of capital to provide an appropriate return on investment to its shareholders.

The Company defines its capital as shareholders’ equity.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the capital management strategy during the nine-months ended September 30, 2017.

19.	SUBSEQUENT EVENTS

(i)	On November 1, 2017, the Company announced that it had reached an agreement with a syndicate of underwriters pursuant to which the Underwriters have agreed to purchase on a bought deal basis, 3,500,000 common shares of the Company, at a price of $5.00 per Common Share for aggregate gross proceeds to the Company of $17,500,000. The Company has also granted the Underwriters an Over-Allotment Option to purchase up to 500,000 additional Common Shares of the Company on the same terms as the Offering. The Underwriters have advised the Company that they intend to exercise the Over-Allotment Option in full so that the aggregate gross proceeds of the Offering will be $20,000,000.

(ii)	In November 2017, the Company obtained a non-revolving demand loan with Meridian Credit Union for up to $15,000,000. The terms presented to the Company remain subject to the lender’s credit committee approval.

(iii)	In November 2017, as part of the process to stabilize and fix the majority of the Company’s energy costs on a go forward basis, the Company secured a twenty year tolling agreement for co-generation equipment to be installed as part of the development of the Greenhouse.

23